Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (317) 706-3045

Kevin M. Modany
Chief Executive Officer
13000 North Meridian
Carmel, IN 46032-1404

> **Re: ITT Educational Services Inc.**
> **Definitive Schedule 14A**
> **Filed March 14, 2007**
> **File No. 1-13144**

Dear Mr. Modany:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Meetings, Independence and Committee of the Board of Directors, page 4

1.   You disclose that the chief executive officer recommends to the compensation committee the compensation for the other named executive officers. Please describe what aspects of performance or other factors the chief executive officer considered in reaching his recommendation for each of the named executive officers. See Regulation S-K Item 407(e)(3)(ii).

Compensation of Executive Officers and Directors, page 17

2.   Please minimize the extent to which you repeat disclosures, and ensure that you present information in concise sections, paragraphs and sentences. See Exchange Act Rule 13a-20 and Section VI. of Securities Act Release No. 33-8732A. For example, you disclose your compensation objectives, the parties responsible for determining named executive officer compensation, and the general factors the compensation committee considers in determining compensation adjustments several times in Compensation Discussion and Analysis and, in some cases, in the narratives that follow the executive compensation tables.

Compensation Discussion and Analysis, page 17

Design, page 18

3.   You disclose on page 18 that the compensation committee "attempts to target the total direct compensation of [y]our executives…to the seventy-fifth percentile of the range of compensation provided to executives of publicly traded companies in [y]our industry and outside of [y]our industry that are comparable in terms of operations and size," but you identify only the comparator companies that are in your industry. Please identify all of the companies that you considered for benchmarking purposes.

4.   You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Please disclose more specifically how the committee's consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii). For example, discuss why the committee believed that 2006 individual performance and/or other factors merited the level of bonus awards made to the named executive officers and the January 23, 2006 stock option grant to Mr. Champagne. As another example, discuss why the committee made the January 22, 2007 stock option and restricted stock units grants to the officers mentioned on page 30 in the amounts and forms in which it did.

5.   The summary compensation table on page 35 and other disclosure in compensation discussion and analysis show that Mr. Champagne's salary and incentive compensation each are significantly higher than the other named executive officers' salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

6.   You disclose on page 25 when the compensation committee establishes performance goals for the fiscal year. To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set them, please disclose them in your Compensation Discussion and Analysis. See Instruction 2 to Regulation S-K Item 402(b)(2). If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Potential Payments upon Termination of Employment…, page 33

7.   Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why the termination payment arrangements contain the terms and payout levels set forth in your disclosure.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel